SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of July of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

BLADEX’S ANNOUNCES FILING
OF ITS ANNUAL REPORT ON FORM 20-F

Panama City, Republic of Panama, July 7, 2008 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex” or “the Bank”) (NYSE: BLX), announced today that it filed on June 20th, its annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2007 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Bladex’s website website at www.bladex.com.

In addition, investors may receive a hard copy of Bladex’s complete audited financial statements free of charge by requesting a copy from i-advize Corporate Communications, Inc. at 212-406-3694, or via email at bladex@i-advize.com.

Bladex is a supranational bank established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Jaime Celorio, Chief Financial Officer
Tel.: (507) 210-8563, E-mail:  jcelorio@bladex.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 7, 2008

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager